EXHIBIT 11

                          STATEMENTS RE COMPUTATION OF
                              PER SHARE EARNINGS[1]

Years Ended December 31,                                             2004           2003[2]         2002[2]
-------------------------------------------------------------------------------------------------------------
Net income                                                        $24,604,073     $23,903,245     $21,841,454
Less: preferred dividends                                                  --         125,019         112,700
                                                                  -------------------------------------------

Net income available for common shareholders and adjusted for
  diluted computation                                             $24,604,073     $23,778,226     $21,728,754
                                                                  ===========================================

Weighted average common shares outstanding                         18,241,567      17,914,855      17,978,728
Add dilutive effect of:
  Stock options[3]                                                    837,530         772,434         739,592
  Convertible preferred stock                                          34,528         228,371         233,202
                                                                  -------------------------------------------
Adjusted for assumed diluted computation                           19,113,625      18,915,660      18,951,522
                                                                  ===========================================
Basic Earnings per share                                          $      1.35     $      1.33     $      1.21
                                                                  ===========================================
Diluted Earnings per share                                        $      1.29     $      1.26     $      1.15
                                                                  ===========================================

[1] The parent company effected a six-for-five stock split on December 8, 2004. The parent company announced stock dividends as follows:

       DECLARATION DATE      RECORD DATE       PAYABLE DATE     DIVIDEND RATE
       ----------------------------------------------------------------------
            8/21/03            9/1/03             9/10/03            25%
           11/21/02           12/02/02           12/09/02            20%
           11/15/01           11/30/01           12/10/01            10%
           11/16/00           12/01/00           12/08/00            10%
           11/18/99           12/14/99           12/14/99            5%

      Fractional shares were cashed-out and payments were made to shareholders in lieu of fractional shares. The basic and diluted average number of shares outstanding and earnings per share information for all prior reporting periods have been restated to reflect the effect of these stock splits and stock dividends.

[2]   Restated; see Note 2 on page 38.

[3] Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2004, 2003, and 2002 have not been included in computation of diluted EPS for those respective years. As of December 31, 2004 and 2003 there were no options excluded; as of December 31, 2002, 45,732 options to purchase shares at a price of $23.81 were not included.


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